UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

January 7, 2026

Date of Report (Date of earliest event reported)

COMMUNE OMNI FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	99-1550010 (I.R.S. Employer Identification No.)

31248 Oak Crest Drive, Suite 100

Westlake Village, CA 91361

(Full mailing address of principal executive offices)

805-367-3246

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

On January 7, 2026, Commune Omni Fund, LLC (the “Company”) dismissed Artesian CPA, LLC (“Artesian”) as the Company’s independent auditor. The decision to dismiss Artesian was approved by the manager of the Company.

Artesian audited the Company’s financial statements for the periods February 22, 2024 (inception) through December 31, 2024. The Independent Auditor’s Report of Artesian on the financial statements of the Company as of December 31, 2024, did not contain any adverse opinion or disclaimer of opinion, and such audit report was not qualified or modified as to uncertainty, audit scope, or accounting principles, except for Artesian’s explanatory paragraph regarding the Artesian’s substantial doubt about the Company’s ability to continue as a going concern because the Company had not yet commenced operations, had not yet generated revenues or profits, and planned to incur significant costs in pursuit of its capital financing plans.

During the period from February 22, 2024 (inception) until January 7, 2026, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Artesian, would have caused Artesian to make reference to the subject matter of the disagreement in connection with their reports, and (ii) there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided Artesian with a copy of the disclosures contained herein and requested that Artesian furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in this filing and, if not, stating the respects in which it does not agree. A copy of the letter, is filed as an exhibit to this Form 1-U.

On January 7, 2026, the Company engaged Brown Armstrong Accountancy Corporation as the Company’s independent auditor for the Company’s fiscal year ended December 31, 2025.

During the period from February 22, 2024 (inception) through January 7, 2026, neither the Company nor anyone acting on its behalf consulted with Brown Armstrong regarding (i) the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Brown Armstrong concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

EXHIBITS

Exhibit No.	Description of Exhibit

9.1	Letter of Artesian CPA, LLC addressed to the Securities and Exchange Commission, dated January 15, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commune Omni Fund, LLC

By: Commune Omni Fund Management, LLC, its manager

By: Commune Capital, LLC, its manager

By:	/s/ Jerry Sanada
Name: Jerry Sanada
Title: Co-President and Chief Investment Officer

Date: January 15, 2026

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